Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Newmark Group, Inc. in connection with the registration of 20,000,000 shares of its Class A common stock and rights to acquire shares of its Class A common stock, and to the incorporation by reference therein of our reports dated March 15, 2019, with respect to the consolidated financial statements and schedule of Newmark Group, Inc. and the effectiveness of internal control over financial reporting of Newmark Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
May 20, 2019